EXHIBIT 99.1

Nomination Committee Proposes Yara Board

Norsk Hydro ASA will arrange an Extraordinary General Meeting on 15 January 2004. On the agenda is the demerger of Norsk Hydro ASA, where Hydro's Board proposes that the business area Agri is established as a separately listed company named Yara International ASA.

Yara will not have a corporate assembly, and the shareholders' representatives in the board of directors will therefore be appointed directly by the General Meeting. The board of Yara will consist of eight members, of whom five will be elected by the shareholders, and three will be elected by and among the employees. Hydro's Nomination Comittee proposes the following persons to be appointed as shareholders' representatives in the Yara board:

Oivind Lund (58 years), chairperson: Ph.D (Dr.ing.) and business graduate, President and Country Manager ABB Holding A.S., Turkey. Former President and CEO of ABB A.S. Norway.

Lone Fonss Schroder (42 years): Lawyer and Master of Economics. Danish. Has previously held Senior Management and Board positions in A.P.Moller-Maersk A/S. Board member of i.a. Aker-Kvaerner ASA and Leif Hoegh & Co.

Jorgen-Ole Haslestad (52 years): Master of Science Mechanical Engineering. Managing Director of Siemens Industrial Solutions and Services Group, Siemens AG, Germany.

Ase Aulie Michelet (51 years): Cand.Pharm., Executive Vice President of Amersham Health, various board positions in Norway.

Leiv L. Nergaard (59 years): Master of Science in Finance (sivilokonom). Former Executive Vice President, now Senior Advisor in Norsk Hydro. Chairman of Storebrand ASA and Rieber & Son ASA, various board positions in Norway.

The following persons are proposed as members of the Nomination Committee of Yara International ASA:

-Olav Hytta, chairman of DnB NOR
-Bjorg Ven, partner in Haavind Vislie (law firm)
-Eva Lystad, marketing director, EDB Business Partner ASA
-Reier Soberg, Director General, Ministry of Trade and Industry

Contacts:

Arne Cartridge
Telephone +47 22 53 32 20
Cellular +47 47 900 900
E-mail Arne.Cartridge@hydro.com

Tor Steinum
Telephone (+47) 22 53 27 31
Cellular (+47) 95 08 39 33
E-mail Tor.Steinum@hydro.com